For period ending 3-31-98
File Number 811-5853
Series No. 2


77.C. Matters submitted to a vote of securities holders.

         The following matters were submitted to a vote of securities holders at a special meeting of shareholders of Heritage Income Trust - High Yield Bond Fund (the "Fund") held on February 23, 1998:

         (1)  Approval  of the  Subadvisory  Agreement  between  Heritage  Asset
              Management, Inc. ("Heritage") and Salomon Brothers Asset Management Inc ("Salomon") with respect to the Fund: 2,575,303 shares were voted in favor of, 25,921 shares were voted against, and 123,725 abstained from voting on the motion to approve the Subadvisory Agreement between Heritage and Salomon.

         (2) Approval of a proposal to permit Heritage to hire subadvisers or modify subadvisory agreements without shareholder approval:
              2,286,882 shares were voted in favor of, 304,647 shares were voted against, and 133,421 abstained from voting on the motion to approve the proposal to permit Heritage to hire subadvisers or modify subadvisory agreements without shareholder approval.